Exhibit d(2)

                                  GENERAL RULES

                                       OF

                           GENESYS STOCK OPTION PLAN


Pursuant to the authorization which was granted by the mixed general meeting of shareholders of June 30, 1998, the Board of Directors of Genesys which met on September 23, 2002 has decided to set up a share subscription option plan within the framework of the provisions of articles 208-1 and following of the Law of 24 July 1966 on commercial companies.

The purpose of the present general rules of Genesys stock option plan is to set out the conditions and methods of the stock option plan decided on by the Board of Directors.


CLAUSE 1 - STOCK OPTION TRANCHES

In accordance with the authorization given by the ordinary and extraordinary general shareholders' meeting of June 30, 1998, the total number of stock options (the "Options") granted by the Company's Board of Directors in respect of the Plan may not enable to purchase more than four hundred twelve thousand eight hundred ninety (412,890) shares of the Company.

The Options granted in respect of the Plan are allocated among three (3) tranches A, B and C. Each tranche is subject to specific rules regarding unavailability of the Options (Article 3 below) and keeping of the Company's shares resulting from the exercise of the Options (Article 8 below). The allocation of the 418,890 Options among those three tranches shall be freely determined by the Company's Board of Directors upon each grant of Options. A same beneficiary may, at the time of the grant of Options, receive Options belonging to different tranches. The document sent to each beneficiary upon a grant of Options shall indicate the allocation of the Options among the three aforementioned tranches.

The 412,890 Options will enable their beneficiaries to subscribe to 412,890 shares of the Company, i.e. one (1) share of the Company for one (1) Option. The Options may be granted by the Company's Board of Directors at any time, in one or various times. However, the Options shall be granted within a maximum five
(5)-year period as from the authorization given by the ordinary and extraordinary general shareholders' meeting of the Company of June 30, 1998.

CLAUSE 2 - BENEFICIARIES

The stock options are allocated by the Board of Directors of Genesys :

-   to certain executive members of the salaried personnel, and

- to certain corporate representatives ("mandataires sociaux") exercising functions as officers,

of Genesys and companies connected thereto within the meaning of Section 208-4 of the Law of 24 July 1966 on commercial companies.

The stock options allocated to the beneficiaries by the Board of Directors are unassignable.

Maintenance of the stock options allocated to beneficiaries is subject to the said beneficiaries being effectively members of the salaried personnel or corporate representatives ("mandataires sociaux") exercising functions as officers of Genesys or companies connected thereto within the meaning of Section 208-4 of the Law of 24 July 1966.

Consequently, stock options which have been allocated to beneficiaries and not yet exercised by them shall unconditionally lapse upon termination of the contract of employment or cessation of functions as a corporate officer ("mandataire social"), for any reason whatsoever, and the departure of the beneficiary from Genesys or companies connected thereto in the conditions set out hereinabove, it being understood that any change in the situation of the beneficiaries within the aforementioned companies for the position of executive or function as corporate representative officer shall not result in the loss of their options.

However, and as an exception to the foregoing, the stock options shall be maintained in favor of beneficiaries in case of :

- the occurrence of a medical incapacity necessitating the departure of the beneficiary from Genesys or a company connected thereto in the aforesaid conditions, or

- Express agreement by the Chairman of Genesys SA, ratified by the Borad of Directors, or

-   retirement, or

-   redundancy.

In the case of redundancy of a beneficiary, the relevant beneficiary shall retain only fifty percent (50 %) of the stock options allocated to him and not exercised on the date of receipt of the redundancy notification sent by his employer.

The decease of a beneficiary shall not result in the loss of the stock options allocated to him, which options shall be transmitted to his heirs.


CLAUSE 3 - MODALITIES OF EXERCISING STOCK OPTIONS

Each one of the three tranches of stock options provided for by the plan is subject to a blocking period for the exercise of the options which will mandatory for the beneficiaries with effect as of the date of allocation of the stock options by the Board of Directors of Genesys, that is to say as of September 23, 1998.

The blocking periods for the exercise of stock options are as follows :

Tranche A :        blocking period of one (1) year ;

Tranche B :        blocking period of three (3) years ;

Tranche C :        blocking period of four (4) years.

At the expiry of the blocking period for each tranche of stock options, the beneficiaries may exercise the options of the relevant tranche allocated to them at any time in one or more installments, and consequently subscribe for the shares of Genesys, subject to fulfilling the conditions relating to maintenance of the stock options as set out hereinabove.

By way of exception to the foregoing :

- the blocking period for exercise of options shall terminate prior to its stated term in case of the occurrence of an incapacity of a beneficiary corresponding to the classification in the second or third category provided for in Section 310 of the Social Security Code ;

- the blocking period for exercise of the stock options may terminate prior to its stated term in whole or in part in case of departure for retirement of a beneficiary where the relevant beneficiary informs Genesys of his desire to exercise all or part of his options, it being understood the exercise of the said options must occur at least three (3) months prior to the date of his departure for retirement.

In all cases, and in compliance with the extraordinary general shareholders' meeting of Genesys held on June 30, 1998 which authorized the Board of Directors to allocate stock options, the stock options will have to be exercised by the beneficiaries within the maximum delay of eight years from the date of allocation of the said options by the Board of Directors, that is to say from September 23, 1998, subject, however, to the case of exercise by heirs, which is contemplated hereinbelow.

In case of the decease of the beneficiary, the blocking periods of the options shall not be applicable to his heirs who may therefore exercise the options within six (6) months from the decease, said delay being provided for by mandatory provisions of Section 208-7 paragraph 3 of the Law of 24 July 1966. Furthermore, the legal delay of six months enjoyed by the heirs of a beneficiary shall apply even if it results in the extension of the maximum delay for exercising the options fixed by the extraordinary general shareholders' meeting of Genesys of June 30, 1998

The exercise of the stock options shall occur by the beneficiaries or their heirs sending to the head office of Genesys a declaration of exercise of the options accompanied by a share subscription notice duly filled out and signed as well as, where applicable, payment of the corresponding amount of the subscription price of the shares.

The shares subscribed by the beneficiaries of the options or their heirs must be fully paid for at the date of their subscription and payment shall take place by payment in cash or by set-off against certain, liquid and exigible claims held against Genesys.


CLAUSE 4 - TEMPORARY SUSPENSION OF THE EXERCISE OF THE OPTIONS

Without prejudice to the application of the terms and modalities of the exercise of the stock options set out hereinabove and, in particular, the blocking period fixed for the various tranches of options, the Board of Directors has the power to temporarily suspend, for a maximum delay of three (3) months, the exercise by the beneficiary of his stock options in case of the occurrence of transactions implying the exercise of a right attached to the shares or in case of the occurrence of a merger by absorption of Genesys.


CLAUSE 5 - SHARE SUBSCRIPTION PRICE

The subscription price of the shares of Genesys to which the stock options entitle the beneficiaries or their heirs to subscribe shall be xxxxx French francs per share, or xxxxx Euros.

An adjustment of the subscription price of shares subject to option shall be necessary where the financial transactions provided for by Section 208-5 of the Law of 24 July 1966 are carried out during the life of the stock option plan, it being understood that with regard to stock options, the price adjustment can never bring the price below the nominal value of Genesys shares.

The financial transactions referred to are the following :

- an increase in share capital of Genesys contributed in cash and reserved for shareholders ;

- an increase in share capital of Genesys by incorporation of reserves and carried out by a distribution of free shares ;

-    a distribution of reserves in cash or in securities ;

- a reduction of the share capital of Genesys resulting from losses and carried out by a reduction in the number of shares.

The financial transactions described hereinabove shall also result in an adjustment of the number of shares allocated such that the total price of the subscription shall remain constant and the beneficiaries may invest, at the time of the exercise of their options, the same amount as that which is foreseeable on the date on which such options are granted.


CLAUSE 6 - ENJOYMENT OF THE SUBSCRIBED SHARES

The rights attaching to shares issued by Genesys at the time of the exercise of the stock options by the beneficiaries or their heirs shall be effective as of the first date of Genesys' fiscal year during which said options have been exercised, regardless of the actual date of exercise, and they shall consequently be entitled to the entirety of the dividend paid, where applicable, in respect of said fiscal year.

The shares issued by Genesys at the time of the exercise of the stock options by the beneficiaries or their heirs shall, upon their creation, be entirely assimilated to existing shares and subject to all provisions of the articles of association of Genesys as well as to the resolutions of the general shareholders' meetings, subject to the provisions of Clause 8 hereinbelow.


CLAUSE 7 - INCREASE IN SHARE CAPITAL OF GENESYS

The increase in share capital of Genesys resulting from the exercise by the beneficiaries or their heirs of the stock options allocated by the Board of Directors shall be definitively finalized as a result of the declaration of the exercise of the options accompanied by the subscription notice for shares and payment of the corresponding sum, either by payment in cash, or by set-off against certain, liquid and exigible claims against Genesys.


CLAUSE 8 - ASSIGNMENT OF SHARES SUBSCRIBED FOR AT THE TIME OF THE EXERCISE
           OF THE OPTIONS

The shares of Genesys subscribed for at the time of the exercise of the options by their beneficiaries are subject to a compulsory period of conservation and they cannot be assigned by the beneficiaries who have become shareholders during a period which varies in accordance with the tranche of stock options.

These compulsory periods of conservation for shares are as follows :

Tranche A :     conservation period of three (3) years ;

Tranche B :     conservation period of two (2) years ;

Tranche C :     conservation period of two (2) years.

These conservation periods for shares commence to run as of the date of exercise of the stock options.

By way of exception to the foregoing, the conservation period for shares, applicable to each tranche of stock options shall not apply or, where applicable, shall expire prior to the end of such period, in any of the following circumstances, on :

- the occurrence of a medical incapacity of a beneficiary corresponding to the classification in the second or third categories provided for by Section 310 of the Social Security Code ;

- the departure for retirement of a beneficiary, exclusively with regard to shares which have been subscribed by the relevant beneficiary at the time of an exercise of options which has taken place at least three (3) months prior to the date of his departure for retirement ;

- the beneficiary is subject to a redundancy lay-off, exclusively with regard to shares which have been subscribed by the relevant beneficiary upon exercise of the options which has taken place at least three (3) months prior to the notification of his redundancy ;

- the exercise of a tranche A stock option by the beneficiaries more than four (4) years after the date of allocation of said options ;

- the exercise of a tranche B stock option by the beneficiaries more than five (5) years after the date of allocation of said options ;

-   the exercise of a tranche C stock option by the beneficiaries more than six
    (6) years after the date of allocation of said options ;

- the expiry of a delay of four (4) years as of the date of allocation of the tranche A options;

- the expiry of a delay of five (5) years as of the date of allocation of the tranche B options ;

- the expiry of a delay of six (6) years as of the date of allocation of the tranche C options;

-   the decease of the beneficiary.

Moreover, the compulsory conservation periods for shares described hereinabove shall not prevent the beneficiaries who have become shareholders of Genesys from receiving, in the case of a merger by absorption of Genesys, shares in the absorbing company against shares held on the basis of the exchange ratio fixed in the merger agreement, it being understood that such compulsory conservation period for shares shall continue to apply to the shares obtained pursuant to the merger transaction in the same conditions as those described hereinabove.

The provision of Article 8 shall not apply to non French residents or employees who do not have an employment contract governed by French Law"


CLAUSE 9 - MERGER BY ABSORPTION OF GENESYS

In the case of a merger transaction resulting in the absorption of Genesys, it is expressly indicated that, as a result of the transmission of all of the assets of the Company, such merger transaction shall result in the absorbing company being substituted for Genesys for the application of the stock option plan in the same conditions and modalities as those set out herein.

Furthermore, the merger transaction may necessitate an adjustment of the subscription price and the number of shares under option initially proposed on the basis of the exchange ratio used for the merger, it being understood that, where applicable, the listed price of the shares of the absorbing company on a stock exchange in France or on a foreign stock exchange shall be taken into account in determining any such adjustment.

The Board of Directors may, where appropriate, temporarily suspend the exercise of the stock options during the duration of the consummation of the merger transaction, in order, in particular, to proceed with the aforementioned adjustments.

Finally, where the absorbing company does not agree to assume the undertaking of Genesys relating to the stock option plan which it has put into place, the blocking periods for the exercise of the options and/or the compulsory conservation periods for the shares shall not apply or shall cease to apply prior to the consummation of the merger transaction by absorption of Genesys, it being understood that any assignment of shares by the beneficiaries who have exercised their options shall result in the payment to Genesys by the relevant beneficiaries of the employee share of social insurance and similar contributions which must be paid by employers or former employers of said beneficiaries, such contributions shall be calculated on the capital gains arising from acquisition of the shares resulting from exercise of the option, which gains arise at the time of the assignment of the shares.


CLAUSE 10 - EMPLOYEE SHARE OF THE EMPLOYMENT CONTRIBUTIONS DUE

The beneficiaries of the stock options shall repay to Genesys the employee share of social insurance and similar contributions which must be paid by their employers or, where applicable, by former employers, in the case of an assignment of shares subscribed at the time of the exercise of the options by said beneficiaries, if the assignment of shares occurs, for any reason whatsoever, prior to the expiry of a delay of five (5) years from the date of allocation of the options by the Board of Directors of Genesys.


CLAUSE 11 - MODIFICATION OF THE STOCK OPTION PLAN

The Company's Board of Directors reserves the right, at its discretion, to unilaterally modify the provisions of the Plan relating to the freezing periods of exercise of the Options and to the conservation periods for shares described above, without such modification however resulting in the extension of said periods or said time-limits, in case of:

- takeover bid of which the Company would be the subject (for purposes of the Plan, the Company shall be deemed to be the subject of a takeover bid as from the publication of the offering circular of the initiator signed by the COB and, where applicable, after receipt by the CMF of the decisions or authorizations required by the applicable laws);

- assignment of shares by one or more shareholders of the Company which results in the transfer of control of the Company within the meaning of Article L 233-3 of the Code; or

- holding, whether directly or indirectly, by an individual or a legal entity acting alone or in concert, of at least twenty-five (25%) of the Company's capital or the voting rights in the Company.

The Company's Board of Directors may also, if it wishes so, provide in anticipation that the provisions of the Plan relating to freezing periods for exercise of the Options and conservation periods for shares described above shall automatically cease applying vis-a-vis some designed beneficiaries, in case of occurrence of the events referred to in this Article. In such a case, the modification of the provisions of the Plan will not be necessary. Only the beneficiaries to whom the Board of Directors will have expressly granted such a right in the Option grant document or in any other document subsequently drawn up, may claim the application of these provisions.


CLAUSE 12 - TAX CONSIDERATIONS

According to the current legislation, the taxation of stock-option plans launched in 1998 is as follows :

The shares resulting from the exercise of the options must be in registered form and must be held for at least five years from the date on which the option is granted.

In such case, according to Article 80 bis and Article 163 bis C of the French Tax Code, the gain obtained from exercising the option, i.e the difference between the share value on the date the option is exercised and the subscription price arising from the option, is taxed as a capital gain at the special rate of 30 % (to which must be added several other taxes totalling 10 %).

It is to be noted that this tax is payable only when the shares obtained by exercising the option are then sold.

In such case, the capital gain resulting from the sale of the shares, which is equal to the difference between their sale price and their value on the date the option was exercised, is taxed at the ordinary rate of 16 % (plus 10 % representing additional taxes).

Should the minimum period for holding the shares not be respected for a reason other than one which is permitted under the relevant rules, the gain arising from the exercise of the option would then be taxed as a salary and thus be subject to payment of employer and employee contributions for social insurance and similar social benefit schemes, at the time of the sale of the shares.

However, the capital gain from the sale would still be taxed in accordance with the ordinary rules which apply to such gains.

Finally, foreign residents, who do not have an employment contract which is governed by French Law are strongly advised to consult their tax advisors with regard to the tax consequences of their participating in a stock-option plan organised by a French company and subject to French law.


CLAUSE 13 - TRANSLATION

The present general rules have been originally drawn up in French language.

If any translation is made hereof, the French version shall be exclusively govern in case of any difference in interpretation of the provisions of the present general rules or of litigation between Genesys and the beneficiaries.


CLAUSE 14 - APPLICABLE LAW. JURIDICTION

The present general rules of the Genesys stock option plan shall be governed by French law.

Any dispute arising out of the validity, interpretation, performance of these general rules of the Genesys stock option plan or any matters arising therefrom which cannot be amicably resolved shall be submitted to the exclusive jurisdiction of the competent courts.